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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under The Securities Exchange Act Of 1934

                               (Amendment No. 4)

                          Dal-Tile International Inc.
                                (Name Of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title Of Class Of Securities)

                                  23426R 10 8
                                 (CUSIP Number)

            Frank A. Riddick, III                       David D. Wilson
     c/o Armstrong World Industries, Inc.       c/o Armstrong Enterprises, Inc.
           313 West Liberty Street                  313 West Liberty Street
                P.O. Box 3001                            P.O. Box 3001
          Lancaster, PA  17604-3001                Lancaster, PA  17604-3001
                (717) 397-0611                          (717) 397-0611

         (Names, Addresses and Telephone Numbers of Persons Authorized
                     to Receive Notice and Communications)

                                with a copy to:

                                Deborah K. Owen
                      c/o Armstrong World Industries, Inc.
                            313 West Liberty Street
                                 P.O. Box 3001
                           Lancaster, PA  17604-3001
                                 (717) 397-0611

                                 June 25, 1998
            (Date Of Event Which Requires Filing Of This Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].
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CUSIP NO.: 23426R 10 8

1.      Name of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
        Persons:

        Armstrong Enterprises, Inc.

2.      Check the Appropriate Box if a Member of a Group:

            (a)  [ X ]
            (b)

3.      SEC Use Only

4.      Source of Funds:  Not Applicable

5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e):  [__]

6.      Citizenship or Place of Organization:  Vermont

                              7.  Sole Voting Power:  8,015,822
Number of Shares
  Beneficially                8.  Shared Voting Power:  0
    Owned by
 Each Reporting               9.  Sole Dispositive Power:  8,015,822
     Person
      with                   10.  Shared Dispositive Power:  0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  8,015,822

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [__]

13.     Percent of Class Represented by Amount in Row (11): 15.0%

14.     Type of Reporting Person (See Instructions):  CO
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CUSIP NO.: 23426R 10 8

1.      Name of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
        Persons:

        Armstrong World Industries, Inc.

 2.     Check the Appropriate Box if a Member of a Group:

              (a)  [ X ]
              (b)

3.      Sec Use Only

4.      Source of Funds:  Not Applicable

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e): [ ]

6.      Citizenship or Place of Organization:  Pennsylvania

                             7.  Sole Voting Power:  8,015,822
Number of Shares
  Beneficially               8.  Shared Voting Power:  0
    Owned by
Each Reporting               9.  Sole Dispositive Power:  8,015,822
    Person
     with                    10.  Shared Dispositive Power:  0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  8,015,822

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [__]

13.     Percent of Class Represented by Amount in Row (11):  15.0%

14.     Type of Reporting Person:  CO
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     This Amendment No. 4 to the statement on Schedule 13D dated August 19,1996 and filed with the Securities and Exchange Commission (the "Commission") by Armstrong World Industries, Inc. ("Armstrong"), a Pennsylvania corporation, and Armstrong Enterprises, Inc., a Vermont corporation and a wholly-owned subsidiary of Armstrong ("Enterprises"), relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Dal-Tile International Inc. ("Dal-Tile") held of record by Enterprises which may be deemed to be beneficially owned by Armstrong (hereinafter, Armstrong and Enterprises are jointly referred to as the "Reporting Persons"). The Statement on Schedule 13D was amended and restated in its entirety by Amendment No. 1 filed with the Commission on April 8, 1997, and was amended by Amendment No. 2 filed with the Commission on February 26, 1998 and Amendment No. 3 filed by with the Commission on March 13, 1998. Except as expressly amended by this Amendment No. 4, the statement on Schedule 13D, as heretofore amended, shall remain unchanged and in full force and effect.

Item 4.    Purpose of Transaction.

     The Reporting Persons sold 10,350,000 shares of the Common Stock in an registered secondary offering on June 25, 1998. This sale was in furtherance of the Reporting Persons' previously stated intention to dispose of their investment in Dal-Tile. After the sale, the Reporting Persons beneficially own 8,015,822 shares of Common Stock or 15% of the Common Stock outstanding.
The Reporting Persons hold the remaining shares of Common Stock for investment purposes; however, the Reporting Persons continue to believe that their interests would best be served by disposing of their Dal-Tile Common Stock in either private transactions or through the public markets and the Reporting Persons will continue to look for opportunities to do so on acceptable terms. Pursuant to the terms of that certain Shareholders Agreement dated as of December 29, 1995 between and among Dal-Tile, AEA Investors, Inc., the managing member of the beneficial owner of a majority of Dal-Tile's outstanding Common Stock, DTI Investors, LLC, each of the Reporting Persons and Armstrong Cork Finance company (the "Shareholders Agreement"), as amended by that certain letter agreement between and among the parties to the Shareholders Agreement and DTI dated as of July 15, 1996, the Reporting Persons have the right to make up to two requests to Dal-Tile in any twelve month period for the registration under the Securities Act of 1933, as amended, of the Dal-tile Common stock owned by the Reporting Person in order to permit the sale of such stock in a public offering. In connection with the secondary offering referred to above, the Reporting Persons entered into an Underwriting Agreement, which is described in more detail in Item 6, below, which contains certain restrictions on the ability of the Reporting Persons to dispose of shares of Common Stock prior to September 23, 1998.

     Whether and when the Reporting Person may sell their shares of Common Stock and the manner and terms of any such sales cannot be predicted at this time.

     The Reporting Persons are continuing to consider their options with respect to their current right to designate one director of Dal-Tile following the resignations of their designated representatives on the Dal-Tile board of directors.
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Item 5.   Interest in Securities of the Issuer.

     The Reporting Persons beneficially own 8,015,822 shares of Common Stock representing a 15% ownership interest in Dal-Tile.

     (a) In computing the percentage of ownership of Common Stock for the purposes of this Amendment to Schedule 13D, the Reporting Persons have relied on Dal-Tile's Quarterly Report on Form 10-Q for the quarterly period ended April 3, 1998 in which Dal-Tile reported that there were 53,435,101 shares of Common Stock outstanding as of the end of the quarterly period. As of the date hereof, Enterprises is the record owner of 8,015,822 shares of Common Stock which, based upon the number of shares of Dal-Tile Common Stock reportedly outstanding, amounts to 15% of the outstanding Common Stock of Dal-Tile. For purposes of Rule 13d-3 of the Exchange Act, Armstrong, as the sole shareholder of Enterprises, may also be deemed the beneficial owner of such 8,015,822 shares of Common Stock.

     (b) Enterprises has the sole power to vote and dispose of all shares of Dal-Tile Common Stock owned by it. Armstrong, as sole shareholder of Enterprises, may also be deemed to have the sole power to vote and dispose of such shares.

     (c) On July 1, 1998, the Reporting Persons completed the disposition of 10,350,000 shares of Dal-Tile Common Stock, representing 19.4% of the outstanding common shares of Dal-Tile, in a registered secondary offering pursuant to demand registration rights contained in Article V of the Shareholders Agreement. The shares of Common Stock were sold to Morgan Stanley & Co. Incorporated, Lazard Frres & Co. LLC and Smith Barney Inc. as representatives for the several underwriters (the "Underwriters"). The shares were sold to the Underwriters at a purchase price of $8.075 per share with a price to the public of $8.500 per share.

     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Dal-Tile Common Stock beneficially owned by them.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the secondary offering of Dal-Tile Common Stock referred to in Item 4, above, the Reporting Persons entered into an Underwriting
Agreement dated June 25, 1998 with Morgan Stanley & Co. Incorporated, Lazard Frres & Co. LLC and Smith Barney Inc. as representatives of the several underwriters named therein (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, the Reporting Persons agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not, during a period ending 90 days after June 25, 1998, (i) offer, pledge, loan, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any securities are
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then owned by such person or are thereafter acquired directly from the Company),
(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) of this paragraph is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (iii) make any demand for, or exercise any right with respect to, registration of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock.

Item 7.   Materials to be Filed as Exhibits

    Exhibit No.     Exhibit

       99.2 Underwriting Agreement dated June 25, 1998 by and among Armstrong World Industries, Inc., Armstrong Enterprises, Inc., Morgan Stanley & Co. Incorporated, Lazard Frres & Co. LLC and Smith Barney Inc. as representatives of the several underwriters named therein, is incorporated herein by reference from Amendment No. 2 to the Registration Statement on Form S-3 of Dal-Tile International Inc. filed June 23, 1998 (Commission File No. 333-51235) wherein it appeared as
                    Exhibit 1.2.
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                                   SIGNATURE

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Amendment No. 2 to
Schedule 13D is true, complete and correct.

DATE:  July 20, 1998            ARMSTRONG ENTERPRISES, INC.

                                By: /s/ David D. Wilson
                                    -------------------
                                    David D. Wilson,
                                    Vice President and Secretary

                                ARMSTRONG WORLD INDUSTRIES, INC.

                                By: /s/ Frank A. Riddick, III
                                    -------------------------
                                    Frank A. Riddick, III,
                                    Senior Vice President, Finance and Chief
                                      Financial Officer